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Exhibit 8
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FOR IMMEDIATE RELEASE

SANTA FE PACIFIC POSTPONES SHAREHOLDERS MEETING AND SETS NEW
RECORD DATE FOR VOTE

Schaumburg, Illinois, December 14, 1994 -- Santa Fe Pacific Corporation announced that it has postponed the special shareholders meeting to vote on a merger with Burlington Northern Inc. from December 16, 1994 to January 27, 1995. The record date for the special meeting has been changed from October 19, 1995 to December 27, 1994.

     Santa Fe stated that the postponement will allow its board of directors and shareholders more time to consider the alternatives in connection with the proposals to acquire or merge with Santa Fe. Santa Fe previously announced that it would meet with Union Pacific in an effort to clarify and improve Union Pacific's Offer. Representatives of Union Pacific have been given access to various information relating to Santa Fe. Certain representatives and advisors of Union Pacific were also invited to Santa Fe's offices where representatives of Santa Fe and representatives of Union Pacific exchanged certain additional financial information. Santa Fe and Union Pacific have been engaged in ongoing discussions regarding the possible terms of a merger agreement between Santa Fe and Union Pacific. These discussions are ongoing and have not yet reached a resolution. In addition, Santa Fe today filed an amended Schedule 14D-9 stating that representatives of Santa Fe and representatives of Burlington Northern have commenced discussions concerning possible revisions to the proposed transaction between Santa Fe and Burlington Northern, including a possible change to the exchange ratio in the merger, possible tender offers for Santa Fe stock by Santa Fe and Burlington Northern contingent upon stockholder approval of the merger, and possible stock repurchases by Santa Fe during the period preceding consummation of the merger. Those discussions are in the preliminary stages and there can be no assurance that any revisions will be made. The full text of the amended Schedule 14D-9 follows.